

August 7, 2012

<u>Via E-mail</u>
Eric Schiffer
Chief Executive Officer
99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores**
> **Registration Statement on Form S-1**
> **Filed July 9, 2012**
> **File No. 333-182582**

Dear Mr. Schiffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your property and employee information as of a more recent practicable date.

2. Please disclose the basis for your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Alternatively, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements. The following are examples only of some of your competitive position assertions:

- "…we are a leading operator of extreme value retail stores in the southwestern United States…," pages 1 and 72;
- "…the highest [net sales per store and square foot] among all dollar store chains," page 1;
- "…[we] have the most productive stores among leading U.S. publicly reporting dollar store chains when ranked by sales per store and average sales per square foot," page 73;
- "Leading Store Footprint," page 73; and
- "With our industry-leading store sales productivity metrics…," page 74.

3. Please confirm that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. We note that you are registering 11% Senior Notes due in 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

5. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

Forward Looking Statements, page ii

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. Please see Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Risk Factors, page 14

7. Please delete the third sentence in the first paragraph in which you state that other
    additional risks and uncertainties not presently known or which you currently believe are
    immaterial may adversely affect your business or financial performance. Please note that
    all material risks should be described in your disclosure.

During any period in which the exchange notes are rated investment grade… page 20

8. Here or in an appropriate place in your prospectus, please disclose the current rating that
    has been assigned to your exchange notes so that investors can put this risk and the one
    that follows in context.

The impact of our Texas stores on our profitability…, page 23

9. Please revise to quantify and compare the average sales per store and average sales per
    estimated saleable square foot between your Texas and California stores. We note you
    provide this information on page 47.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 43

10. Refer to pro forma adjustment (c) on page 45. We note the Rinso and Halsa private label
    brands will be amortized over a useful life of 20 years and the Bargain Wholesale
    customer relationships will be amortized over a remaining useful life of 12 years. Please
    tell us and disclose what pertinent factors were considered in your determination of
    useful lives of these finite-lived intangible assets.

11. Refer to adjustment (e). Please disclose which adjustments result in no tax benefits.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

Overview, page 48

12. Refer to your pro forma fiscal 2012 disclosure towards the bottom of page 48.
    Please label this supplemental information as "unaudited," and revise to give prominence
    to your results based on your historical financial statements. Your supplemental
    comparable fiscal 2012 analysis should be in addition to any analysis based on your
    historical audited financial statements.

For the Period from April 3, 2011 to January 14, 2012 (Predecessor), page 56

13. We note you discuss your results of operations on a stand-alone basis for the predecessor
    stub period April 3, 2011 to January 14, 2012. Please tell us what consideration you gave

to providing a comparable historical analysis for this predecessor period.   We believe you could provide useful information to potential investors by separately quantifying the change related to the timing of the predecessor periods, namely the predecessor period April 3, 2011 to January 14, 2012 versus the fiscal year ended April 2, 2011.

Liquidity and Capital Resources, page 65

14. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K and Release No. 33-8350. For example, and not as an exhaustive list, please discuss:

   • the current and potential impact of your substantial indebtedness on you and your operations in greater detail, including your plans for dealing with this debt in future periods, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility; and
   • how your future expansion plans, such as your plans to increase your store count by approximately 10% in fiscal 2013 and to upgrade your information systems, may impact your liquidity and capital resources.

15. We note your statement in this section that "until the Merger, [you] did not generally rely upon external sources of financing." Please explain whether this external financing may impact your purchasing abilities such as your ability to make immediate buying decisions, willingness to take on large volume purchases and ability to pay cash or accept abbreviated credit terms. Please see Item 14(h) of Form S-4 and Item 303 of Regulation S-K.

16. In an appropriate place in this discussion, please revise to disclose the amount outstanding under the First Lien Term Loan Facility.

Business, page 72

Merchandising, page 77

17. We read your disclosure that approximately one-third of your sales are derived from products produced outside the United States. To the extent material, please expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to clarify your foreign currency exposure related to your purchases of imported goods, the origin of these purchases and the amounts of any gains or losses recognized for the past three fiscal years (successor/predecessor) related to foreign currency transactions.

Management, page 85

Executive Compensation, page 90

Elements of Compensation, page 90

18. We note your statement that "[f]ollowing the merger and in connection with their new employment agreements, Messrs. Schiffer, Jeff Gold and Howard Gold will be eligible to receive annual cash bonuses targeted at 200% of their respective base salaries with a maximum annual bonus opportunity of 237.5%, in all cases, based on the performance of the Company and the level of achievement of performance goals established in advance by the Compensation Committee for each fiscal year starting with fiscal 2013." Please specify what aspects of the Company's performance will be used to determine these annual bonuses. Please also provide the performance goals established by the Compensation Committee. If those goals have been set for this fiscal year, please indicate as much. Please see Item 19(a)(7)(ii) of Form S-4 and Instruction 2 to Item 402(b) of Regulation S-K.

19. We note that the Compensation Committee considered peer data compiled by Watson Wyatt. Please clarify whether you benchmarked compensation based on the information provided by Watson Wyatt. If so, please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K and identify the companies comprising the peer group. We reissue comment 6 in our letter dated February 3, 2011.

20. Please clarify how the amounts awarded to Messrs. Schiffer, Gold and Gold in the March 2012 option grant were determined. Please see Item 19(a)(7)(ii) of Form S-4 and Item 402(b)(2)(ix) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 99

21. Please revise to provide the information required by Item 403 of Regulation S-K for your Class A and Class B common stock. Please also provide this information for each class of equity securities of your parent. Please see Item 19(a) and (b) of Form S-4.

Certain Relationships and Related Party Transactions, page 100

22. Please clarify whether there are any related parties among the Rollover Investors. Please see Item 19(a)(7)(iii) of Form S-4 and Item 404 of Regulation S-K.

23. Please briefly describe the "significant corporate actions" described in the last sentence of the first paragraph on page 100. Please see Item 19(a)(7)(iii) of Form S-4 and Item 404(a)(6) of Regulation S-K.

24. Please elaborate upon the management and financial services that Sponsors will be providing pursuant to the Management Services Agreements you discuss here.

25. Please file the voting agreement, management services agreement and stock purchase agreement as exhibits. Please see Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Description of Exchange Notes, page 105

Guarantees, page 107

26. You mention here that the Guarantees are limited in amount in certain respects. Please clarify your disclosure to make it clear that, if true, such limitations do not impact the "full" nature of your guarantees, as required by Rule 3-10(f) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

27. We note your independent auditor made reference to an audit of the effectiveness of the Company's internal control over financial reporting as of March 31, 2012, and you indicate on page 71 that their attestation report was included in the prospectus. We could not locate the auditor's attestation report. Please advise, or revise.

Note 1.Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognitions, page F-14

28. Please tell us why the liability for outstanding gift cards is recorded in accrued expenses as opposed to deferred revenue. If material, then please disclose the amount of the accrued liability related to your gift card sales. Further, please expand your disclosure for unredeemed gift cards to indicate whether or not gift cards are sold with expiration dates. Lastly, please explain to us and disclose how you will determine when the likelihood of redemption becomes remote.

Self-insured Worker's Compensation, page F-14

29. We note you self-insure for workers' compensation claims. Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Please note this comment also applies to your self-insured health insurance liability disclosure on page F-15.

Note 2. The Merger, page F-17

30. We note you recorded significant deferred taxes in connection with the Merger transaction. In particular, we note from page F-27 that your recorded approximately

$204 million in "amortization" related deferred tax liabilities. Please summarize for us how you identified and measured the deferred taxes related to the book versus tax basis differences of the acquired net assets. Refer to FASB ASC 740-10-30-8. Lastly, please tell us and disclose why you do not expect any of the residual goodwill to be tax deductible.

Item 22. Undertakings, page II-4

31. Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K. Please see Item 22(a) of Form S-4.

Signatures, page II-6

32. Please identify your principal financial officer and your controller or principal accounting officer on page II-8. Please see Instruction 1 to Signatures of Form S-4.

Exhibit 5.1

33. We note counsel's assumptions in the first paragraph on page 2. As counsel is opining that each Exchange Guarantee is a binding obligation, please have counsel revise to address Nevada law consistent with Section II.B.1.e of Staff Legal Bulletin No. 19.   If you have engaged local counsel to provide such opinion, please file such opinion as an exhibit.

34. Please have counsel revise the third to last paragraph to include the Company's state of incorporation as counsel is opining that the Exchange Notes are binding obligations of the Company. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Philippa M. Bond, Esq.
        Proskauer Rose LLP